March 17, 2025

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
100 S. Mill Ave, Suite 1600
Tempe, AZ 85281

       Re: GoDaddy Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-36904
Dear Mark McCaffrey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year-Over-Year Comparison, page 61

1. We note your discussions of total and segment revenue provide the percentage growth in certain solutions; however, it is not clear how this growth impacted the quantitative change in the revenue line items. For example, you disclose that there was 20.3%
       growth in revenue related to your productivity applications; however, your current disclosure does not quantify how this growth contributed to the change in A&C revenue. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each factor. Refer to
       Item 303(a) of Regulation S-K. As part of your response, please provide us with proposed disclosure that is responsive to our concerns.
 March 17, 2025
Page 2
Consolidated Financial Statements
Note 18. Segment Information, page 113

2. We note your disclosure of other segment items and that you do not disclose significant segment expenses. Please tell us how you considered ASC 280-10-50-26C and ASC 280-10-55-15G which requires that if an entity does not disclose significant expense categories and amounts it shall explain the nature of the expense information the chief operating decision maker uses to manage operations.
3. Please tell us how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources and tell us what consideration was given to disclosing such information.
       Refer to ASC 280-10-50-29(f).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Dietz at 202-551-3408 or Melissa Kindelan at 202-551-3564
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Alan Denenberg